SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 1)

                              The Cronos Group
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Shares, par value $2.00 per share
                       (Title of Class of Securities)

                                L20708 10 0
-------------------------------------------------------------------------------
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138

-------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 26, 1998
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 CUSIP NO.: L20708-10-0                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               Waveland Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS    WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Illinois

--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

                  --------------------------------------------------------------
NUMBER OF              8        SHARED VOTING POWER
SHARES                          539,500
BENEFICIALLY      --------------------------------------------------------------
OWNED BY               9        SOLE DISPOSITIVE POWER
EACH
REPORTING         --------------------------------------------------------------
PERSON                 10       SHARED DISPOSITIVE POWER
                                539,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          539,500 Common Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN


                                                            Page 2 of 12 Pages

 CUSIP NO.: L20708 10 0               13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                         Waveland Capital Management, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) ( )

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER

                  --------------------------------------------------------------
NUMBER OF         8        SHARED VOTING POWER
SHARES                     539,500
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          9        SOLE DISPOSITIVE POWER
EACH
REPORTING         --------------------------------------------------------------
PERSON            10       SHARED DISPOSITIVE POWER
                           539,500

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          539,500 Common Shares

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
                                                            Page 3 of 12 Pages

 CUSIP NO.: L20708 10 0                13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                           Clincher Capital Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois

--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

                       ---------------------------------------------------------
NUMBER OF               8        SHARED VOTING POWER
SHARES                           539,500
BENEFICIALLY           ---------------------------------------------------------
OWNED BY                9        SOLE DISPOSITIVE POWER
EACH
REPORTING              ---------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
                                 539,500

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         539,500 Common Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

                                                         Page 4 of 12 Pages

 CUSIP NO.: L20708 10 0                13D

1        NAME OF REPORTING PERSONS
         S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
                         Waveland Capital Management, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                          Illinois

--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF              8        SHARED VOTING POWER
SHARES                          539,500
BENEFICIALLY         -----------------------------------------------------------
OWNED BY               9        SOLE DISPOSITIVE POWER
EACH
REPORTING            -----------------------------------------------------------
PERSON                 10       SHARED DISPOSITIVE POWER
                                539,500

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          539,500 Common Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                          Page 5 of 12 Pages

 CUSIP NO.: L20708 10 0                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             Waveland Partners, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Cayman Islands

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                    ------------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              539,500
BENEFICIALLY        ------------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING           ------------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    539,500

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          539,500 Common Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                  (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                          Page 6 of 12 Pages

 CUSIP NO.: L20708 10 0                  13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                               Waveland International, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (_)

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS            WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Cayman Islands

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                     -----------------------------------------------------------
NUMBER OF                  8        SHARED VOTING POWER
SHARES                              539,500
BENEFICIALLY         -----------------------------------------------------------
OWNED BY                   9        SOLE DISPOSITIVE POWER
EACH
REPORTING            -----------------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER
                                    539,500

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          539,500 Common Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO

                                                          Page 7 of 12 Pages

ITEM 2.     IDENTITY AND BACKGROUND.

         This statement is being filed by Waveland International, Ltd., a Cayman Islands exempted company ("Waveland International"), Waveland, Waveland Capital, Clincher, Waveland Capital Management, LLC, an Illinois limited liability company ("Waveland LLC") and Waveland Partners, Ltd., a Cayman Islands exempted company ("Partners Ltd." and together with Waveland International, Waveland, Waveland Capital, Clincher and Waveland LLC, the "reporting persons").

         The reporting persons have their principal offices at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. Clincher's principal business is as the general partner of Waveland Capital. Waveland's principal business is as the majority-owner of Waveland International. Waveland LLC's principal business is as the investment advisor of Partners Ltd. Partners Ltd.'s principal business is as the minority-owner of Waveland International. Waveland International's principal business is investments in marketable securities.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of Clincher is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o Clincher Capital Corporation, 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

Name                                Principal Occupation or Employment
----                                -----------------------------

David S. Richter          Director, President, Secretary and Treasurer,
                          Clincher Capital Corporation, the general partner of Waveland Capital Management, L.P., the general partner of Waveland Partners, L.P.; Manager,
                          Waveland Capital Management, LLC; Director and President, Waveland Partners, Ltd.; Director and President, Waveland International, Ltd.

Stephen J. Malkin         Director and Chairman of the Board, Clincher Capital
                          Corporation, the general partner of Waveland Capital
                          Management, L.P., the general partner of Waveland
                          Partners, L.P.; Manager, Waveland Capital
                          Management, LLC.


                                                           Page 8 of 12 Pages

Michael J. Sacks          Director and Chief Executive Officer, Clincher
                          Capital Corporation, the general partner of Waveland Capital Management, L.P., the general partner of Waveland Partners, L.P.;
                          Manager, Waveland Capital Management, LLC.

Paul A. Meister           Vice President and Assistant Secretary, Clincher
                          Capital Corporation, the general partner of Waveland Capital Management, L.P., the general partner of Waveland Partners, L.P.;
                          Manager, Waveland Capital Management, LLC; Director and Vice President, Waveland Partners, Ltd.;
                          Director and Vice President, Waveland
                          International, Ltd.

Julie Tostevin            Director and Secretary, Waveland Partners, Ltd.;
                          Director and Secretary, Waveland International, Ltd.

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland International is the source of funds used in making purchases of Common Shares.

ITEM 4.      PURPOSE OF TRANSACTION.

         The reporting persons intend to enter into an active dialogue with the Issuer's board of directors and management regarding the Issuer's strategic alternatives, including a possible sale of the Issuer to a third party. In connection with the foregoing, the reporting persons may seek to either designate a representative to act as an observer to the Issuer's board of directors or may seek to cause a representative of the reporting persons to be appointed to serve on the Issuer's board of directors. The reporting persons also may discuss the Issuer's strategic alternatives with other shareholders as well as with third parties which may be interested in pursuing a strategic transaction with the Issuer.


                                                           Page 9 of 12 Pages

         On August 26, 1998, Waveland issued the press release attached hereto as Exhibit 99.1, the text of which is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) Waveland International has acquired 539,500 Common Shares representing approximately 6.1% of the Common Shares outstanding as of December 31, 1997 (as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 1997).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Common Shares acquired by Waveland
International.

         (c) In the past 60 days, Waveland International acquired 454,500 Common Shares, either directly or indirectly, from Waveland. Furthermore, in the past 60 days, Waveland International effected the following open market purchases of Common Shares:


                                                        Page 10 of 12 Pages

                           Number of
                           Common
Date                       Shares Acquired                    Price Per Share
----                       ---------------                    ----------------

08/04/98                   60,000                             $ 5.75
08/07/98                   25,000                             $ 5.25


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number      Description
-------     ------------

99.1        Press Release
99.2        Joint Filing Agreement


                                                        Page 11 of 12 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1998

                               WAVELAND PARTNERS, L.P.
                               By: Waveland Capital Management, L.P.
                                   Its: General Partner
                                   By:  Clincher Capital Corporation
                                        Its: General Partner

                                        By: /s/ David S. Richter
                                           ---------------------------
                                           David S. Richter, President

                                WAVELAND CAPITAL MANAGEMENT, L.P.
                                By: Clincher Capital Corporation
                                    Its: General Partner


                                    By: /s/ David S. Richter
                                       ------------------------
                                       David S. Richter, President

                                CLINCHER CAPITAL CORPORATION



                                    By: /s/ David S. Richter
                                        ---------------------------
                                        David S. Richter, President


                                WAVELAND CAPITAL MANAGEMENT, LLC



                                    By: /s/ David S. Richter
                                       --------------------------
                                       David S. Richter, Manager


                                WAVELAND PARTNERS, LTD.



                                    By: /s/ David S. Richter
                                       --------------------------
                                       David S. Richter, President


                                WAVELAND INTERNATIONAL, LTD.



                                    By: /s/ David S. Richter
                                       --------------------------
                                       David S. Richter, President



                                                        Page 12 of 12 Page